UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Repay Holdings Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76029L100

(CUSIP Number)

David W. Ghegan, Esq.

Troutman Pepper Hamilton Sanders LLP

600 Peachtree Street, NE

Suite 3000

Atlanta, Georgia 30308

(404) 885-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100	SCHEDULE 13D

1	NAME OF REPORTING PERSON John A. Morris, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,836,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,491,735
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,836,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.13%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76029L100	SCHEDULE 13D

1	NAME OF REPORTING PERSON JOSEH Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,239,397
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,239,397
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,239,397
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 76029L100	SCHEDULE 13D

1	NAME OF REPORTING PERSON JAM Family Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Repay Holdings Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2019, as amended by Amendment No. 1 filed with the SEC on October 4, 2019, Amendment No. 2 filed with the SEC on January 3, 2020, Amendment No. 3 filed with the SEC on February 4, 2021, Amendment No. 4 filed with the SEC on February 8, 2022, Amendment No. 5 filed with the SEC on May 23, 2022 (as amended, the “Schedule 13D”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 6. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Source and Amount of Funds or Other Consideration

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b), (f) This Schedule 13D is being filed by John A. Morris, Sr., a United States citizen and JOSEH Holdings, LLC, a Georgia limited liability company (“Holdings LLC”), JAM Family Investments, Inc., a Georgia corporation (“Investments Inc.” and together with Mr. Morris and Holdings LLC, the “Reporting Persons”).

The securities reported herein are held directly by Mr. Morris, Holdings LLC, Investments Inc. and The 2018 JAM Family Charitable Trust dated March 1, 2018 (the “Trust”). Mr. Morris owns all of the voting ownership interests of Holdings LLC and serves as the sole member of Holdings LLC’s board of managers, owns all of the voting shares of Investments Inc. (through a revocable trust of which he is the sole trustee) and serves as the sole member of Investments Inc.’s board of directors, and is the sole trustee of the Trust.

The principal business address for each Reporting Person is c/o Repay Holdings Corporation, is 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305.

(c) The principal business of Mr. Morris is serving as the Chief Executive Officer and a director of the Issuer. The principal business of each of Holdings LLC and Investments Inc. is serving as a holdings vehicle of securities for the benefit of Mr. Morris and his family.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by the following:

On May 31, 2022, Mr. Morris acquired 1,000 shares of Class A Common Stock under the Repay Holdings Corporation 2021 Employee Stock Purchase Plan (the “ESPP”) for a weighted average price of $10.58. Additionally, on November 11, 2022, Investments Inc. purchased 15,000 shares of Class A Common Stock in the open market for a weighted average price of $6.87. Finally, on November 30, 2022, Mr. Morris acquired 1,000 shares of Class A Common Stock under the ESPP for a weighted average price of $7.54.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 90,689,075 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Form 10-Q on November 9, 2022, plus the shares of Class A Common Stock underlying any Post-Merger Repay Units held by the Reporting Persons (and the Trust), as applicable.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof: (a) Holdings LLC directly holds 3,149,397 Post-Merger Repay Units and 90,000 shares of Class A Common Stock, (b) the Trust directly holds 338,444 Post-Merger Repay Units, (c) Investments Inc. directly holds 15,000 shares of Class A Common Stock, and (d) Mr. Morris directly holds 170,688 Post-Merger Repay Units, 728,206 shares of Class A Common Stock and 344,475 unvested restricted shares of Class A Common Stock, which are subject to time-based vesting conditions.

Pursuant to the terms of the Exchange Agreement (as defined below), Post-Merger Repay Units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash.

All of the shares of restricted Class A Common Stock described above provide Mr. Morris with voting rights over such shares, subject to the terms of his award agreements. Therefore, Mr. Morris may be deemed to beneficially own such shares of restricted stock held by him.

Mr. Morris owns all of the voting ownership interests of Holdings LLC and serves as the sole member of Holdings LLC’s board of managers, owns all of the voting shares of Investments Inc. (through a revocable trust of which he is the sole trustee) and serves as the sole member of Investments Inc.’s board of directors, and is the sole trustee of the Trust. Therefore, Mr. Morris may be deemed to be the beneficial owner of the securities held by Holdings LLC, Investments Inc. and the Trust.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth in this Schedule 13D and below, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

On December 2, 2022, Mr. Morris surrendered 4 shares of Class A Common Stock, for a weighted average price of $7.54, to cover his tax liability in connection with shares acquired under the ESPP. On December 23, 2022, Mr. Morris surrendered 3,443 shares of Class A Common Stock, for a weighted average price of $8.12, to cover his tax liability in connection with the vesting of shares of time-based restricted stock previously reported. On January 11, 2023, Mr. Morris surrendered 2,702 shares of Class A Common Stock, for a weighted average price of $8.80, to cover his tax liability in connection with the vesting of shares of time-based restricted stock previously reported.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No.6 to Schedule 13D is true, complete and correct.

Date: February 9, 2023	/s/ John A. Morris
John A. Morris

JOSEH HOLDINGS, LLC

	By:	/s/ John A. Morris
	Name:	John A. Morris
	Title:	Manager

JAM FAMILY INVESTMENTS, INC.

	By:	/s/ John A. Morris
	Name:	John A. Morris
	Title:	President